Filed Pursuant to Rule 433

Registration No. 333-239348

November 15, 2022

ONEOK, INC.

PRICING TERM SHEET

$750,000,000 6.100% Notes due 2032

Issuer:	ONEOK, Inc.

Guarantors:	ONEOK Partners, L.P. and ONEOK Partners Intermediate Limited Partnership

Security Type:	Senior Unsecured Notes

Expected Ratings:[1]	Baa3 / BBB / BBB

Pricing Date:	November 15, 2022

Settlement Date:	November 18, 2022 (T+3)

Maturity Date:	November 15, 2032

Principal Amount:	$750,000,000

Benchmark Treasury:	4.125% due November 15, 2032

Benchmark Treasury Price / Yield:	102-19 / 3.811%

Re-offer Spread to Benchmark Treasury:	+ 230 bps

Yield to Maturity:	6.111%

Coupon:	6.100%

Public Offering Price:	99.919% of the principal amount

Redemption Provisions:

Make-Whole Call:	T + 35 bps (prior to August 15, 2032)

Par Call:	On or after August 15, 2032 (three months prior to maturity)

Interest Payment Dates:	May 15 and November 15, beginning May 15, 2023

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A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

CUSIP / ISIN:	682680 BG7 / US682680BG78

Joint Book-Running Managers:

Barclays Capital Inc.

Mizuho Securities USA LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Truist Securities, Inc.

Co-Managers:	BOK Financial Securities, Inc. Academy Securities, Inc. R. Seelaus & Co., LLC

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847; Mizuho Securities USA LLC toll-free at 1-866-271-7403; TD Securities (USA) LLC at 1-855-495-9846; or Wells Fargo Securities, LLC at 1-800-645-3751.

We expect delivery of the notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the third business day following the date of pricing (such settlement being referred to as “T+3”). Pursuant to Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the day of pricing will be required, by virtue of the fact that the notes will initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

No PRIIPs KID. Not for retail investors in the EEA or the UK. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the UK.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another electronic system.

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